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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                   Global Services Partners Acquisition Corp.
                                (Name of Issuer)

                     Class B common stock, $.0001 par value
                         (Title of Class of Securities)

                                    37946Y401
                                 (CUSIP Number)

                                January 23, 2008
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 37946Y401                                                    Page  2
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1.   Name of Reporting Person:

     Jeffrey Thorp IRA, Merrill Lynch, Pierce, Fenner & Smith, Inc. as Custodian
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2.   Check the Appropriate Box if a Member of a Group:
                                                                     (a)  [_]
                                                                     (b)  [X]
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3.  SEC Use Only


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4.   Citizenship or Place of Organization:

     New York
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                             5.  Sole Voting Power:         -0-
Number of
Shares                       ---------------------------------------------------
Beneficially                 6.  Shared Voting Power:       687,500 (see Item 4)
Owned By
Each                         ---------------------------------------------------
Reporting                    7.  Sole Dispositive Power:    -0-
Person
With                         ---------------------------------------------------
                             8.  Shared Dispositive Power:  687,500 (see Item 4)

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     687,500 (see Item 4)
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10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                                          [_]
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11.  Percent of Class Represented by Amount in Row (9):

     11.5% (see Item 4)
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12.  Type of Reporting Person:

     OO
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CUSIP No. 37946Y401                                                    Page  3
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1.   Name of Reporting Person:

     Jeffrey Thorp
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2.   Check the Appropriate Box if a Member of a Group:
                                                                     (a)  [_]
                                                                     (b)  [X]
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3.  SEC Use Only


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4.   Citizenship or Place of Organization:

     New York
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                             5.  Sole Voting Power:         -0-
Number of
Shares                       ---------------------------------------------------
Beneficially                 6.  Shared Voting Power:       687,500 (see Item 4)
Owned By
Each                         ---------------------------------------------------
Reporting                    7.  Sole Dispositive Power:    -0-
Person
With                         ---------------------------------------------------
                             8.  Shared Dispositive Power:  687,500 (see Item 4)

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9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     687,500 (see Item 4)
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10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                                          [_]
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11.  Percent of Class Represented by Amount in Row (9):

     11.5% (see Item 4)
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12.  Type of Reporting Person:

     IN
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                                                                        Page 4
CUSIP No. 37946Y401


Item 1(a).    Name of Issuer:

              Global Services Partners Acquisition Corp.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              3130 Fairview Park Drive, Suite 500
              Falls Church, VA  22042

Item 2(a).    Name of Persons Filing:

              (i) Jeffrey Thorp IRA, Merrill Lynch, Pierce, Fenner & Smith, Inc. as Custodian ("Jeffrey Thorp IRA"), and (ii) Jeffrey Thorp ("Thorp," together with Jeffrey Thorp IRA, the "Reporting Persons").

Item 2(b).    Address of Principal Business Office:

              For each Reporting Person:

              954 Third Avenue, No. 705
              New York, NY  10022

Item 2(c).    Citizenship:

              See row 4 of each Reporting Person's cover page.

Item 2(d).    Title of Class of Securities:

              Class B common stock, $.0001 par value per share, of the Company

Item 2(e).    CUSIP Number:

              37946Y401

Item 3.       Not Applicable.

Item 4.       Ownership.

              For each Reporting Person:

              (a)      Amount beneficially owned:

                       687,500 shares of Class B common stock are owned of record by Jeffrey Thorp IRA.

                       This statement on Schedule 13G shall not be construed as an admission that any of the Reporting Persons (other than Jeffrey Thorp IRA) is the beneficial owner of the Class B common stock covered by this statement.

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                                                                        Page 5
CUSIP No. 37946Y401


              (b)      Percent of class:

                       11.5% of the total outstanding shares of Class B common stock. This percentage is based upon the 5,980,000 shares of Class B common stock issued and outstanding, as reported in the Form 10-Q of the Company for the period ending October 31, 2007.

              (b)      Number of shares to which each Reporting Person has:

                       (i)     Sole power to vote or direct the vote: -0-

                       (ii)    Shared power to vote or direct the vote: 687,500

                       (iii)   Sole   power  to   dispose   or  to  direct  the
                               disposition of: -0-

                       (iv)    Shared   power  to  dispose  of  or  direct  the
                               disposition of: 687,500

Item 5.       Ownership of Five Percent or Less of a Class.

              Not Applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not Applicable.

Item 7.       Identification   and   Classification  of  the  Subsidiary  Which
              Acquired  the  Security  Being  Reported  By the  Parent  Holding
              Company.

              Not Applicable.

Item 8.       Identification and Classification of Members of the Group.

              Not Applicable.

Item 9.       Notice of Dissolution of a Group.

              Not Applicable.

Item 10.      Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2008

                                          JEFFREY THORP IRA, MERRILL LYNCH
                                          PIERCE FENNER & SMITH INC. AS
                                          CUSTODIAN


                                          By: /s/ Jeffrey Thorp
                                              ----------------------------
                                              Jeffrey Thorp


                                          /s/ Jeffrey Thorp
                                          ----------------------------
                                          Jeffrey Thorp